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                              December 17, 2020

       Chris Ho
       Chief Financial Officer
       Vickers Vantage Corp. I
       1 Harbourfront Avenue, #16-06
       Keppel Bay Tower, Singapore 098632
       Singapore

                                                        Re: Vickers Vantage
Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed December 15,
2020
                                                            File No. 333-251352

       Dear Mr. Ho:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1

       Signatures, page II-4

   1. Please revise to include the signature of your authorized representative in the United
                                                        States or advise. Refer
to Instruction 1 to Signatures to Form S-1 for additional guidance.
       Exhibits

   2.                                                   We note that section
9.3 of the warrant agreement filed as Exhibit 4.4 provides that the
                                                        Company agrees that
"any action, proceeding or claim against it arising out of or relating in any way to this
Agreement shall be brought and enforced in the courts of the State of
                                                        New York or the United
States District Court for the Southern District of New York."
                                                        Please clarify whether
this provision is binding on investors in this offering and whether it
 Chris Ho
Vickers Vantage Corp. I
December 17, 2020
Page 2
      applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457
if you have any questions.



                                                             Sincerely,
FirstName LastNameChris Ho
                                                             Division of
Corporation Finance
Comapany NameVickers Vantage Corp. I
                                                             Office of Real
Estate & Construction
December 17, 2020 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName